December 23, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Marshall Funds, Inc.
Amendment Withdrawal Request of Post-Effective Amendment No. 67
Accession No. 0001193125-10-286772
File Nos. 033-48907 and 811-58433

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Marshall Funds, Inc. (the “Registrant”), we hereby request withdrawal of Post-Effective Amendment No. 67 under the 1933 Act (Amendment No. 67 under the Investment Company Act of 1940) to the Registrant’s Registration Statement.  Post-Effective Amendment No. 67 was filed pursuant to Rule 485(a) on December 22, 2010 for the new class, Institutional Class, of Marshall Intermediate Tax-Free Fund (the “Fund”).  The Registrant is filing separately a new Post-Effective Amendment for the Institutional Class of the Fund.

If you have any questions or comments concerning this filing, please contact the undersigned at (312) 609-7796.

Very truly yours,
/s/ Abigail J. Murray
Abigail J. Murray